UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Talend S.A. (the “Company”) hereby announces that at the Annual Combined General Shareholders’ Meeting (the “Meeting”) held on June 26, 2018, the Company’s shareholders approved all of the proposals brought before the Meeting, as summarized in the agenda below.

American Depositary Shares representing 20,531,700 ordinary shares of the Company, and 2,566,034 ordinary shares, together representing 23,097,734 ordinary shares in total (78% of the ordinary shares outstanding as of the record date), were voted at the Meeting.

Ordinary General Meeting

	Resolution	Votes For	Votes Against
1.	Approval of the financial statements for the year ended December 31, 2017 - Discharge of the directors and statutory auditors.	23,059,443	38,291

2.	Allocation of the results for the year ended December 31, 2017.	23,080,096	17,638

3.	Approval of the consolidated financial statements for the year ended December 31, 2017.	23,080,252	17,482

4.	Examination of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code.	23,073,429	24,305

5.	Renewal of the statutory auditors’ term of office.	22,994,735	102,999

6.	Ratification of the provisional appointment of Ms. Nora Denzel as Director.	20,069,973	3,027,761

7.	Ratification of the provisional appointment of Mr. Brian Lillie as Director.	23,078,160	19,574

8.	Renewal of the term of office of Ms. Nanci Caldwell.	20,024,216	3,073,518

9.	Renewal of the term of office of director Mr. Patrick Jones.	20,013,420	3,084,314

10.	Renewal of the term of office of director Mr. Brian Lillie.	23,079,182	18,552

11.	Appointment of Mr. Mark Nelson as Director.	23,077,596	20,138

Extraordinary General Meeting

	Resolution	Votes For	Votes Against
12.	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders.	22,887,032	210,702

13.	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of preferential subscription rights of the shareholders, in an offer to the public.	22,902,225	195,509

14.	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription right of the shareholders, to be issued in the context of an offer to qualified investors or a limited number of investors as contemplated in Article L. 411-2 II of the Monetary and Financial Code.	22,901,507	196,227

15.	Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights decided pursuant to the above delegations.	22,877,040	220,694

16.	Determination of overall limitations on the amount of issues made pursuant to the above delegations.	22,885,812	211,922

17.	Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other amounts which may be capitalized.	22,924,469	173,265

18.	Authorization to be given to the Board of Directors to offer free shares, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.	17,689,132	5,408,602

19.	Delegation of authority to be granted to the Board of Directors for the purpose of issuing and allocating warrants in favor of a category of persons meeting certain criteria.	18,395,987	4,701,747

20.	Setting of overall limitations on the amount of the issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution.	22,914,648	183,086

21.	Delegation to be granted to the Board of Directors to increase the share capital by issuing shares of the Company for the benefit of employees adhering to a Company savings plan established pursuant to Articles L. 3332-1 et seq. of the French Labor Code.	22,733,369	364,365

22.	Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares of the Company, with cancellation of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specific criteria.	22,720,578	377,156

23.	Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in favor of a second category of persons meeting specific criteria.	22,720,571	377,163

24.	Setting of overall limitations on the amount of issues made under the Twenty-First through Twenty-Third Resolutions above.	22,948,708	149,026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALEND S.A.

Date: June 27, 2018	By:	/s/ Aaron Ross
Aaron Ross
General Counsel